December 6, 2019

James Karrels
Chief Financial Officer
MacroGenics Inc.
9704 Medical Center Drive
Rockville, Maryland 20850

       Re: MacroGenics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-36112

Dear Mr. Karrels:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Strategic Collaborations
Zai Lab, page 44

1. You state that ZaiLab would pay you double-digit royalties on annual net sales of the assets, which may be subject to adjustment in specified circumstances. Please confirm in future filings you will disclose the royalty rate or a range that does not exceed a 10 point range.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lisa Vanjoske at 202-551-3614 or Mary Mast at 202-551-3613 if you
have questions regarding the comment.
 James Karrels
MacroGenics Inc.
December 6, 2019
Page 2


FirstName LastNameJames Karrels   Sincerely,
Comapany NameMacroGenics Inc.
                                  Division of Corporation Finance
December 6, 2019 Page 2           Office of Life Sciences
FirstName LastName